TURBODYNE UPDATES LITIGATION

    Carpinteria, California—January 11, 2001—Turbodyne Technologies, Inc. (EASDAQ:TRBD) reports the following update on legal affairs:

Bowne v. Turbodyne

    On December 20, 2000 the Company was served with a Complaint for breach of contract, open book account, goods sold and delivered, account stated and services rendered by Bowne of Los Angeles, Inc., a financial printer and former service provider to Turbodyne. The Complaint seeks approximately $50,000 in charges for past services plus attorney's fees and costs. The action was filed in Los Angeles County, California. The Company expects to defend this action and file a timely response.

    Turbodyne Technologies, Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines and the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies' headquarters is located in Carpinteria, California, and its European office is located in Frankfurt, Germany.

Contacts:

Kenneth Fitzpatrick—Investor Relations at California Headquarters: (805) 684-4551

Markus Kumbrink—Investor Relations at Frankfurt: +49-69-69-76-73-13

This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.